ArriVent BioPharma, Inc.

18 Campus Boulevard, Suite 100

Newtown Square, PA 19073

January 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Edwards and Suzanne Hayes

Re: ArriVent BioPharma, Inc.

Registration Statement on Form S-1, as amended (File No. 333-276397)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ArriVent BioPharma, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on January 25, 2024, or as soon thereafter as possible, or at such other time as its legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with John Rudy of Mintz at (617) 348-3050 or, in his absence, Nishant Dharia of Mintz at (212) 692-8174.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

ArriVent BioPharma, Inc.

/s/ Zhengbin (Bing) Yao
By: Zhengbin (Bing) Yao, Ph.D.
Title: Chairman, Chief Executive Officer and Director

cc:	Winston Kung, MBA, Chief Financial Officer and Treasurer, ArriVent BioPharma, Inc.

James Kastenmayer, Ph.D., JD, General Counsel, ArriVent BioPharma, Inc.

John Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Alison Haggerty, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP